[redacted]

08027785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERLING MONROE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

168 FOREST AVENUE
(No. and Street)

LOCUST VALLEY (City) NY (State) 11560 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MONROE DIEFENDORF 516 759 3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHEN GREVE & COMPANY, CPA P.C.
(Name – *if individual, state last, first, middle name*)

485 JERICHO TURNPIKE, MINEOLA NY 11501
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MONROE DIEFENDORF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STERLING MONROE SECURITIES LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Maureen Worth
Notary Public State of New York
No. 01W04936270
Qualified in Nassau County
Commission Expires July 5, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING MONROE SECURITIES, LLC

FINANCIAL STATEMENTS

December 31, 2007

TABLE OF CONTENTS

COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Sterling Monroe Securities, LLC
Locust Valley, New York

We have audited the accompanying comparative balance sheet of Sterling Monroe Securities, LLC as of December 31, 2007 and 2006 and the related comparative statements of income and members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Monroe Securities, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Schedules II and III are supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Greve & Company P.C.

Mineola, NY
February 22, 2008

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

ASSETS

	2007	2006
Current Assets		
Cash	$ 5,980	$ 7,238
Prepaid Expense	18,826	660
Deposit at Clearing Broker (Note 3)	15,019	15,018
Income Receivable	93,928	41,003
Total Current Assets	133,753	63,919
Fixed Assets (net of accumulated depreciation of $1,024 in 2007)	5,122	-
TOTAL ASSETS	$ 138,875	$ 63,919

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Current Liabilities		
Accrued expenses	$ 82,980	$ 35,855
Total Current Liabilities	82,980	35,855
Members' Equity		
Members' equity	55,895	28,064
Total	55,895	28,064
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 138,875	$ 63,919

See Notes to Financial Statements

	2007	2006
Income	**$ 920,588**	$ 506,901
Expenses	**892,757**	523,807
NET INCOME (LOSS)	**27,831**	(16,906)
Beginning Members' Equity	**28,064**	44,970
Equity Contributions	**-**	-
Equity Distributions	**-**	-
ENDING MEMBERS' EQUITY	**$ 55,895**	$ 28,064

See Notes to Financial Statements

STERLING MONROE SECURITIES, LLC
COMPARATIVE STATEMENT OF CHANGES OF MEMBERS' EQUITY
For the Years Ended December 31, 2007 and 2006

2007

	Total		Monroe Diefendorf		Christine Diefendorf	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Beginning of Year	**20.0**	**$ 28,064**	**19.5**	**$ 27,361**	**0.5**	**$ 703**
Net Income (Loss)	**-**	**27,831**	**-**	**27,137**	**-**	**694**
End of Year	**20.0**	**$ 55,895**	**19.5**	**$ 54,498**	**0.5**	**$ 1,397**

2006

	Total		Monroe Diefendorf		Christine Diefendorf	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Beginning of Year	20.0	$ 44,970	19.5	$ 43,844	0.5	$ 1,126
Net (Loss)	-	(16,906)	-	(16,483)	-	(423)
End of Year	20.0	$ 28,064	19.5	$ 27,361	0.5	$ 703

See Notes to Financial Statements

STERLING MONROE SECURITIES, LLC
COMPARATIVE STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities		
Net Income	$ 27,831	$ (16,906)
Adjustments to reconcile net income to net cash provided by (Used in) Operating Activities:		
Depreciation	1,024	-
Changes in:		
Prepaid assets	(18,166)	(660)
Deposits in Clearing Broker	(1)	3
Income Receivable	(52,925)	(11,580)
Accrued Expenses	47,125	7,309
Total adjustments	(22,943)	(4,928)
Net Cash Provided by Operating Activities	4,888	(21,834)
Cash Flows From Investing Activities		
Equipment Purchases	(6,146)	-
Net Cash (Used in) Investing Activities	(6,146)	-
NET INCREASE (DECREASE) IN CASH	(1,258)	(21,834)
CASH AT BEGINNING OF PERIOD	7,238	29,072
CASH AT END OF PERIOD	$ 5,980	$ 7,328
Supplemental Disclosures		
Cash Paid for:		
Interest	$ -	$ -
Income taxes	$ 500	$ 500

See Notes to Financial Statements

Note 1 – ORGANIZATION AND NATURE OF BUSINESS

Sterling Monroe Securities, LLC (the "Company") is a registered general securities broker-dealer and is subject to regulation of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company operates as an introductory security dealer, earning commissions on investments recommended through financial planning activities of related companies.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the accrual basis of accounting.

The Company has elected to be treated as a Limited Liability Corporation for Federal and New York State tax purposes. Under this election, the Corporation's taxable income or loss is reported by its member shareholders. Therefore, no provision for Federal or New York State tax is required.

As of December 31, 2007, all accounts receivable were considered by management to be fully collectible. Therefore, no allowance for doubtful accounts has been provided for within this report.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 – CLEARING BROKER ACCOUNT

Amounts due to the clearing brokers are secured by a deposit in the amount of $15,019. As of December 31, 2007, there were net commissions due from the clearing broker in the amount of $17,802.

Note 4 - RELATED PARTIES

Effective July 1, 2004, the Company entered into a Management Agreement with a related company, Diefendorf Management Services, LLC (DMS). The purpose of the Management Agreement is to allow the Company to pay it's share of allocable expenses to DMS. The agreement, which was revised on February 14, 2005, provided for a fixed amount of $5,915 per month to be paid to DMS. On April 1, 2006, the Company, revised its' agreement to a fixed amount of $9,000 per month. On June 1, 2006, the Company revised its' agreement to a new fixed amount of $6,500 per month. The amount paid to DMS during 2007 is as follows:

Fixed dollar amount	$ 7,800
Total paid	$ 7,800

Effective July 1, 2005, the Company entered into a Management Agreement with a related company, Certified Portfolio Review Corp. (CPR). Terms of the agreement are for the Company to receive a management fee in the amount of 10% of fees earned by CPR resulting from services performed for clients obtained by Sterling Monroe Securities representatives. The amount earned by the Company for the year ended December 31, 2007 was $36,822. As of December 31, 2006, this agreement has been terminated.

Effective October 1, 2007, the Company entered into a Management Agreement with a related party, Diefendorf Management Services, LLC (DMS). The purpose of the agreement is to allow the Company to pay its share of the aggregation software costs. The agreement provides a fixed amount of $3,000 per month to be paid to DMS. The agreement does not have a termination date. The amount paid to DMS during 2007 was $9,000.

Note 4 - RELATED PARTIES CONT'D

The Company paid commission to its principal shareholder during 2007. Total commissions paid for 2007 were $456,030.

Finally, the Company leases office space located at 168 Forest Avenue, Locust Valley, New York, from a related party. See Note 5 for details of this rental arrangement.

Note 5 - COMMITMENTS

The Company is obligated under a lease for office space located at 168 Forest Avenue, Locust Valley, New York through December 31, 2010. Annual rent expense is $12,000 per annum. The minimum annual rent through 2008 is as follows:

2008	$ 12,000
2009	12,000
2010	12,000
Total	$ 36,000

Note 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, The Company is subject to the Uniform Net Capital Rules of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness." As of December 31, 2007 the Company's "Net Capital" was $31,947. This exceeds the requirements by $26,412. The ratio of "Aggregate Indebtedness" to "Net Capital" was 2.60 to 1 at December 31, 2007.

Note 7 - CONCENTRATIONS

During 2006, the three largest companies from which the Sterling Monroe Securities, LLC earned commission income, accounted for 31%, 24% and 21% of total commissions earned for the year. Due to the nature of the business and the Company's ability to earn similar commissions from many sources, the Company does not feel that such concentration can have a material effect on its ability to earn commissions from other sources.

STERLING MONROE SECURITIES, LLC

SUPPLEMENTARY INFORMATION

December 31, 2007

Income:	**2007**	2006
Commission Income	**$ 879,021**	$ 506,294
Other income	**41,000**	-
Interest	**567**	607
TOTAL INCOME	**$ 920,588**	$ 506,901

Expenses:		
Advertising	**1,957**	$ -
Commissions	**695,897**	389,314
Dues and Subscriptions	**1,412**	1,188
NASD fees	**14,364**	10,005
Insurance	**15,631**	13,852
Computer Software and Repairs	**26,029**	-
Other General and Administrative	**3,095**	1,045
Website Fees and Upgrades	**1,355**	1,400
Professional Fees	**15,413**	10,626
Licenses and Registrations	**12,778**	1,426
Rent	**12,000**	12,000
Membership Fees	**300**	300
Contributions	**2,000**	-
Education and Seminars	**11,002**	906
Management Fees	**78,000**	81,245
Depreciation	**1,024**	-
Corporation Tax	**500**	500
TOTAL EXPENSES	**$ 892,757**	$ 523,807

See Notes to Financial Statements

STERLING MONROE SECURITIES, LLC
COMPARATIVE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1-SCHEDULE – II
For the Years Ended December 31, 2007 and 2006

	2007	2006
CREDITS		
Member's equity	**$55,895**	$ 28,064
DEBITS		
Property and equipment	**(5,122)**	-
Instruments	-	-
Prepaid expenses	**(18,826)**	(660)
Total debits	**(23,948)**	(660)
Net Capital	**31,947**	27,404
MINIMUM NET CAPITAL REQUIREMENT – GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $82,980	**5,535**	5,000
EXCESS NET CAPITAL	**26,412**	22,404
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**2.60 to 1.00**	1.30 to 1.00
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accrued Expenses	**82,980**	35,855
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2007		
Net capital as reported in Company's Part IIA (unaudited) Focus report	**$ 107,735**	$ 33,532
Net audit adjustments	**(51,840)**	(6,128)
Decrease in non-allowance assets	-	-
Net Capital per above	**$ 55,895**	$ 27,404

See Notes to Financial Statements

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirement

Pursuant to Paragraph (d)(4) of Rule 17a-5, there are material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA.

These differences are summarized as follows:

Audit adjustments

Reclassification of 2008 expenses paid in 2007	$	18,826
Capitalization of fixed assets		6,146
Depreciation expense		(1,024)
Accrual of Commissions - December 2007 trades		(70,448)
Accrual of 2007 audit fee		(5,000)
Miscellaneous immaterial adjustments		(340)
	$	(51,840)

COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Sterling Monroe Securities, LLC
Locust Valley, New York

In planning and performing our audit of the financial statements and supplemental schedules of Sterling Monroe Securities, LLC (the Company) for the year ended December 31, 2007 and 2006, we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurances on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1- Making quarterly securities examinations, counts, verification, and comparisons.
2- Recordation of differences required by rule 17a-13.
3- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

INDEPENDENT AUDITOR'S REPORT (cont'd)

not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by an employee in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Sterling Monroe Securities, LLC to achieve all the divisions of duties and cross checks generally included in the internal control system and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the Board of Directors, management, the SEC, FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohen & Mermer & Company P.C.

Mineola, NY
February 22, 2008

END